UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
          AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
                               (AMENDMENT NO. 2)*

                             CARMIKE CINEMAS, INC.
                               (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   143436400
                                 (CUSIP NUMBER)

                                January 30, 2008
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ X ] Rule 13d-1(b)
                               [   ]Rule 13d-1(c)
                               [   ]Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 143436400                  13G                      Page 1 of 3 Pages

1.    NAME OF REPORTING PERSONS
            Avenue Capital Management II, L.P.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

--------------------------------

 5.    SOLE VOTING POWER

                    None.

 6.    SHARED VOTING POWER

                    601,313

 7.    SOLE DISPOSITIVE POWER

                    None.

 8.    SHARED DISPOSITIVE POWER

                    601,313
--------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            601,313

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES: [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            4.7%

12.   TYPE OF REPORTING PERSON

            IA

CUSIP NO. 143436400                  13G                      Page 2 of 3 Pages

1.    NAME OF REPORTING PERSONS
            Avenue Capital Management II GenPar, LLC

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

--------------------------------

 5.    SOLE VOTING POWER

                    None.

 6.    SHARED VOTING POWER

                    601,313

 7.    SOLE DISPOSITIVE POWER

                    None.

 8.    SHARED DISPOSITIVE POWER

                    601,313
--------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            601,313

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES: [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


            4.7%

12.   TYPE OF REPORTING PERSON

            OO

CUSIP NO. 143436400                  13G                      Page 1 of 3 Pages

1.    NAME OF REPORTING PERSONS
            Marc Lasry

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

--------------------------------

 5.    SOLE VOTING POWER

                    None.

 6.    SHARED VOTING POWER

                    601,313

 7.    SOLE DISPOSITIVE POWER

                    None.

 8.    SHARED DISPOSITIVE POWER

                    601,313
--------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            601,313

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES: [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.7%


12.   TYPE OF REPORTING PERSON

            IN

ITEM 1.

(A)   NAME OF ISSUER:   Carmike Cinemas, Inc.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      1301 First Avenue
      Columbus, GA  31901-2109

ITEM 2.

(A)   NAMES OF PERSONS FILING:  See Cover Pages, item 1.

(B)   ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      c/o Avenue Capital Management II, L.P.
      535 Madison Avenue, 15th Floor
      New York, NY  10022

(C)   CITIZENSHIP:  See Cover Pages, item 4.

(D)   TITLE  OF  CLASS OF SECURITIES:   Common Stock (including securities which
      represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1), if any)

(E)   CUSIP NO.:   143436400

ITEM 3. STATEMENT FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c):

      Avenue Capital Management II, L.P. is filing as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
      Avenue Capital Management II GenPar, LLC is filing as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
      Marc Lasry is filing as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

ITEM 4. OWNERSHIP

      See Cover Pages, items 5 through 11.

      The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) as of January 30, 2008 are based upon 12,824,367 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

      The securities are held as of January 30, 2008 by Avenue Investments, L.P., a Delaware limited partnership, Avenue International Master, L.P., a Cayman Islands exempted company, and Avenue Special Situations Fund IV, L.P., a Delaware limited partnership (collectively, the "Avenue Entities"). Avenue Capital Management II, L.P., is an investment adviser to each of the Avenue Entities. Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P. and Marc Lasry is the Managing Member of Avenue Capital Management II GenPar, LLC. Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry are collectively referred to as the "Reporting Persons" in this Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT (5%) OR LESS OF A CLASS.

      If this statement is being filed to report the fact that, as of the date hereof, the reporting person(s) has/have ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following box [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT (5%) ON BEHALF OF ANOTHER PERSON.

      The Avenue Entities have the right to receive dividends in connection with their ownership of, and the proceeds of the sale of, the subject securities of Issuer as owned by such entities. None of the Avenue Entities beneficially owns more than five percent (5%) of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      See Exhibit 99.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.


Dated: February 12, 2008

                                           AVENUE CAPITAL MANAGEMENT II, L.P.


                                           By:   Avenue Capital Management II
                                           GenPar, LLC


                                                 /s/ Marc Lasry
                                           By:   Marc Lasry
                                           Its:  Managing Member



                                           AVENUE CAPITAL MANAGEMENT II GENPAR,
                                           LLC


                                                 /s/ Marc Lasry
                                           By:   Marc Lasry
                                           Its:  Managing Member






                                                   /s/ Marc Lasry
                                           Name:   Marc Lasry
                                           Capacity:Individually

                             JOINT FILING AGREEMENT

Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, Avenue Capital Management II, L.P., a Delaware limited partnership, and Marc Lasry, an individual, hereby agree to file jointly the statement on Schedule 13G/A to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G/A, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 12, 2008

                                           AVENUE CAPITAL MANAGEMENT II, L.P.


                                           By:   Avenue Capital Management II
                                           GenPar, LLC


                                                 /s/ Marc Lasry
                                           By:   Marc Lasry
                                           Its:  Managing Member



                                           AVENUE CAPITAL MANAGEMENT II GENPAR,
                                           LLC


                                                 /s/ Marc Lasry
                                           By:   Marc Lasry
                                           Its:  Managing Member






                                                   /s/ Marc Lasry
                                           Name:   Marc Lasry
                                           Capacity:Individually

                                INDEX TO EXHIBITS




EXHIBIT 99    Identification of Subsidiary and Parent Holding Companies

                                                                      Exhibit 99

Avenue Capital Management II GenPar, LLC and Marc Lasry are each filing this Schedule pursuant to Rule 13d-1(b)(1)(ii)(G). Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P., which is filing this Schedule pursuant to Rule 13d-1(b)(1)(ii)(E) as it is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Marc Lasry is the Managing Member of Avenue Capital Management II GenPar, LLC.